Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, September 16, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 9 to September 13, 2024:

Jour de la transaction	Volume total journalier (en nombre de titres)	Prix pondéré moyen journalier d'acquisition (en EUR/action)	Montant des transactions (EUR)	Code identifiant marché
09/09/2024	328,311	60.584978	19,890,714.71	XPAR
09/09/2024	150,000	60.556865	9,083,529.75	CEUX
09/09/2024	25,000	60.496760	1,512,419.00	TQEX
09/09/2024	25,000	60.532829	1,513,320.73	AQEU
10/09/2024	280,373	60.348210	16,920,008.68	XPAR
10/09/2024	180,000	60.315594	10,856,806.92	CEUX
10/09/2024	40,000	60.326381	2,413,055.24	TQEX
10/09/2024	30,000	60.336120	1,810,083.60	AQEU
11/09/2024	299,801	60.128881	18,026,698.65	XPAR
11/09/2024	170,000	60.102686	10,217,456.62	CEUX
11/09/2024	38,500	60.083499	2,313,214.71	TQEX
11/09/2024	24,000	60.109340	1,442,624.16	AQEU
12/09/2024	302,061	60.715411	18,339,757.76	XPAR
12/09/2024	167,000	60.709658	10,138,512.89	CEUX
12/09/2024	28,000	60.713941	1,699,990.35	TQEX
12/09/2024	30,000	60.723719	1,821,711.57	AQEU
13/09/2024	284,165	61.055314	17,349,783.30	XPAR
13/09/2024	175,000	61.042678	10,682,468.65	CEUX
13/09/2024	40,000	61.039738	2,441,589.52	TQEX
13/09/2024	25,000	61.045379	1,526,134.48	AQEU
Total	2,642,211	60.555301	159,999,881.29

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).